Filed by HSBC Holdings plc Pursuant to Rule 425 under the Securities Act of 1933

Exchange Act File No.: 001 08198 Subject Company: Household International, Inc.

On November 14, 2002, HSBC Holdings plc and Household International, Inc. held a meeting for the investment community to discuss the acquisition by HSBC of Household. A copy of the transcript for the meeting follows:

HSBC TO ACQUIRE HOUSEHOLD INTERNATIONAL INC

Transcript of the press conference at 1200 hours, 14 November 2002, London

Speakers:	Sir John Bond, Chairman, HSBC Holdings plc
Dave Schoenholz, President and Chief Operating Officer of
Household International, Inc.
Douglas Flint, Group Finance Director, HSBC Holdings plc

Sir John Bond, Chairman, HSBC Holdings plc:

Slide 1. Introduction

Good afternoon everybody. Thank you for coming here at short notice. Welcome to our new headquarters building for those of you who haven’t been here before. And welcome to those of you joining us by webcast.

We’ve called this briefing to discuss HSBC’s proposed acquisition of Household.

I am very pleased to introduce Dave Schoenholz, President and Chief Operating Officer of Household International. And also, of course, Douglas Flint, my colleague, HSBC Group Finance Director.

Slide 2. Forward Looking Statements

Before we start the presentation, I’d like to draw your attention to the cautionary words on forward looking statements on the screen.

And can I please ask that you turn off your mobile phones during the briefing. And lastly can I remind you that at hsbc.com you can find the news release and the slide presentation.

Slide 3. Strategic rationale

Let me start with the strategic rationale.

This is a great opportunity for us to strengthen both HSBC and Household’s businesses in a way that benefits both sets of shareholders and fulfils a major strategic objective. This deal brings together one of the world’s most successful deposit gatherers with one of the world’s largest generator of assets. We believe its an extremely good match.

In bringing national coverage of the USA, and by adding over 50 million personal customers, Household will also further balance the geographic and business line diversification of HSBC.

The combination of businesses provides the opportunity for meaningful cost, funding and revenue synergies.

It will also broaden the product range available to the enlarged customer base and it offers exciting opportunities to extend Household’s business model into countries and territories currently served by HSBC.

This will be based on leveraging Household’s strong marketing, credit management and technology skills.

Slide 4. Fulfilling our acquisition criteria

Our combination with Household fully satisfies our stringent criteria for making acquisitions:

The strategic fit is excellent: Household is a consumer focused asset gatherer that extends our personal financial services business and complements our deposit rich balance sheet.

We also welcome to the group a talented management team, which shares the same strategic vision for the future.

Household’s independent approach to technology has created one of the best-in-class technology and marketing platforms in financial services. And this matches our vision.

We expect that the integration of the two groups should be achieved with relative ease in that both management continuity and branding will be preserved.

We also believe this transaction adds value to both sets of shareholders, and we say this having given careful consideration to Household’s business model and controls.

Slide 5. Overview of HSBC.

Slide 6. HSBC

For this presentation, I will flick through the following slides that give a brief outline of HSBC fairly quickly, on the basis that you’re more familiar with the group than the shareholders of Household to whom this presentation will also be given in the United States.

Slide 7. HSBC’s geographic and business mix

Slide 8. HSBC’s operating margin

Slide 9. Characteristics of HSBC’s business model.

Slide 10. HSBC’s presence in the USA

HSBC originally came to the United States following the trade routes of its customers from Asia in the nineteenth century. We opened our first office in San Francisco in 1865.

The foundation of our US presence is based on the acquisition of Marine Midland in 1980 and the Republic Bank of New York Corporation in 1999.

We have a strong banking franchise in the United States, which ranks number 11 by asset size with total assets of 90 billion US dollars and a network of 423 branches.

Our HSBC USA debt is rated AA-.

I’d now like to hand you over to Dave Schoenholz who will tell you more about Household. Dave....

Dave Schoenholz, President and Chief Operating Officer of Household International Inc:

Slide 11. Overview of Household

Thank you, John. I am very pleased to be here today and pleased to give you a chance to learn a little bit more about Household.

Slide 12. Household

The first point I’d like to make is that like HSBC we’ve been around for a long time, tracing our roots to 1878. I think it’s interesting that if you add the collective experience of the two companies, they’ve over 250 years of serving customers.

We specialise in consumer lending; we’re not a bank. We don’t take deposits and we don’t take, we don’t do commercial lending.

Now, where we do compete though we have very strong market share, and that’s particularly the case in our Beneficial and HFC consumer finance branch-based business. We also have a very profitable credit card business.

We have lots of customers and we have lots of distribution channels in which we can touch those customers, and I’ll elaborate on that in a minute.

We are also characterised by strong financial performance. In 2001 we made 1.8 billion dollars in after tax profits and for the first nine months of 2002, we’ve made 1.2 billion dollars in after tax profits. Over the last five years, we’ve had a compound annual growth rate in receivables of 12 per cent. We’re very proud of that and think that represents very good, strong growth but also very sensible growth. Returns in this business are good, our after tax return on assets is about 2 per cent.

And the final overall point I’d like to make on this chart is that we’re working very hard to set industry standards for fair lending practices to the consumer finance customer.

Slide 13. Household’s receivables by type

I am going to talk briefly about our receivables portfolio. We manage about 105 billion dollars of receivables, and you can see that that’s very well diversified. About 46 per cent of that is secured by real estate, residential real estate, it is primarily First Mortgage receivables; and you can see it is also diversified by channel.

About 18 per cent of the book is personal unsecured loans; 16 per cent of the portfolio are bank cards; about 13 per cent of the portfolio are store cards. And a relatively small 7% are auto loans; significantly we don’t do any auto leasing and don’t have any of the residual lease risk that some people associate with that business.

Slide 14. Household’s customer base

Now if you look at our customer, quite honestly our customer can be best characterised as the middle income market. We have an average age of 40-50 years old.

Our customers have a very respectable household income of the 45-60 thousand dollars a year type of number. And they have solid but not particularly flashy values for their homes and their autos that they use as collateral for our loans.

There’s a lot of discussion in the States, but no consistent definition of how do you classify a customer as either prime, near prime or sub prime.

Now, based on our analytics which I’ll share with you, we think about two thirds of our portfolio is prime, with the rest split between near prime and sub prime.

Slide 15. Household’s core business

Now our classification is based on both the probability of having a credit default and the severity if you do have a credit default.

Not very scientifically we’ve stratified our portfolio on both of those variables into low, medium and high.

And based on that stratification, we would look at our first lien portfolio and our credit card portfolio as prime, our second lien portfolio and certain other loans as near prime, and our auto and unsecured consumer loan portolios as sub prime.

Slide 16. Household’s Distribution Channels

Just as we have a lot of customers, we also have a lot of channels. Those are both direct distribution channels and indirect distribution channels

First, on the direct side, 1,700 branches; we also have very strong capabilities in direct mail and telesales.

On the indirect side we are equally strong. Through 140 merchant relationships we have over 70,000 retail point-of-sale opportunities to touch customers. We also have 3,500 tax preparer relationships, about 250 mortgage banker relationships and finance cars that have been sold through 10,000 car dealerships.

I think it’s important to note that whether it’s in the direct space or the indirect space, we have a very strong web presence.

As of September 30, we had about 6 billion dollars of web originated receivables.

Slide 17. Household’s Consumer lending franchise

I think this is an important chart. It underscores that we are a nationwide lender licensed in 46 states, which gives us far reach, total coverage of the United States. And from a credit risk point of view it’s also significant in that it gives us good diversification to regional economic issues as well as to local real estate market conditions.

Slide 18. Characteristics of Household’s business model

Now I’m going to wrap up this section describing the characteristics of the Household business model.

Underwriting, appraisals, collections, those are all centrally controlled and separated from sales. And that’s a good thing in relation to both costs and control.

We have a strong sales culture, which is really driven by leading point of sale technology.

Our centralised lead management system can deliver leads on a real-time basis to the individual sales office, the individual sales officer in the branch office.

We are also very strong in partnering skills and provide credit for the GM credit card, the Union Privilege credit card, the Best Buy store card, and most recently entered into a relationship with Saks. For those of you are not familiar with that, Union Privilege is the marketing arm of the AFLPIO, which is the largest affinity group in United States, and Best Buy is the premier consumer and electronics retailer in the United States.

There is a heavy focus on costs, we have a cost/income ratio in the low thirty per cent range.

We rely heavily on technology to drive that efficiency, as well as driving sales, collections and customer service.

And finally you can characterise our businesses as being heavily focused on database technology both in marketing, credit risk, customer care and collections.

Slide 19. Opportunities

Now at this time, Douglas is going to talk about some of the opportunities that we all believe are evident in this transaction.

Douglas Flint, Group Finance Director, HSBC Holdings plc:

Slide 20. Creates a balanced worldwide portfolio

Thank you Dave.

It’s very clear from these charts that this acquisition improves the balance of HSBC’s geographic earnings, through significantly increasing the contribution from North America.

And we also achieve a more balanced distribution of our asset base.

Slide 21. Significantly expands consumer franchise

The combination of HSBC and Household gives the group a much stronger emphasis on personal retail financial services, a business that we like because of the huge diversification achieved through the number of customers served.

Slide 22. Opportunities for cost synergies

There clearly are a number of opportunities for cost synergies. Household will enjoy a lower cost of funding arising from the added stability afforded by the strength of HSBC’s balance sheet. And this can already be seen from the dramatic narrowing of spreads on Household’s bonds since we announced this transaction this morning.

Further cost savings will be explored in the areas of consolidating our card businesses, combining technology infrastructures and there may well be some savings in administrative expenses.

Slide 23. Additional business opportunities

More importantly we believe that there are further opportunities to expand our businesses.

Capturing the missed opportunities of both HSBC and Household can be achieved, for example, by offering prime products through Household’s origination channels and non-prime products to HSBC’s deposit customers that would fall below HSBC’s credit origination preferences.

Importantly, the ability to migrate customers from non-prime to prime products as their circumstances allow will allow us revenue opportunities, and allows us to keep customers that would otherwise be lost to the Group.

We will explore on an international basis for example how HSBC’s prospective Mexican banking network can be linked into Household’s Hispanic customer base to offer remittance services, and how Household’s consumer finance capabilities in the United States can be offered to qualifying emigrants who are leaving the Mexican banking system to work in the United States.

Slide 24. Transform Household’s storecard business

In the B2B arena, there are particularly exciting opportunities to use HSBC’s stronger brand to enable Household to capture more store card business.

And, combining Household’s partnering skill in its private label card business with HSBC’s merchant acquiring, trade finance and retailing lending business, will generate meaningful sales opportunities.

Slide 25. Complementary technology platforms

Our two systems architectures are almost uncannily compatible. This will allow for cost savings through consolidation and common purchasing, while the significant scalability of Household’s platform should give a low cost expansion opportunity across wider geographic markets particularly in the area of credit cards.

We also believe that by adopting Household’s marketing database management and credit scoring capability, which are at the forefront of global practices will advance HSBC by perhaps some three to five years in our own endeavours in this area.

Now Dave will talk you through some of Household’s business issues.

Dave Schoenholz, President and Chief Operating Officer of Household International Inc:

Slide 26. Risks

Slide 27. Sales practice settlement

Thanks Douglas.

Coming on the heels of the Beneficial acquisition that Household made in 1998 we had some cases of overly aggressive sales practices in some of our branches. It wasn’t a pervasive issue but we did have problems with regulatory complaints in several states.

Now I think it’s important to realise that we are regulated on a state-by-state basis and we felt confident that we would have the ability to successfully litigate these complaints on a state-by-state basis. That process, however, would have been very long, very protracted and would not have been in the best interests of either our investors or our customers.

So we made a business decision to put this issue behind us and in October we reached a preliminary nationwide settlement with the state agencies regarding these practices. Now that includes states that had no issues of regulatory complaints, but what we really wanted to do was to close this door and get this issue behind us. We established a fund of 484 million dollars, a fund to assist qualifying customers. Currently we have 47 states that cover well over 90 per cent of our volume who have indicated that they want to participate in the settlement.

Now the settlement, which is on track to be concluded in December, will resolve regulatory concerns without significantly impacting the economics of our current business model. It should also significantly reduce the risk of any related civil litigation liability.

Slide 28. Setting the standard for consumer lending

There has been a lot of publicity in the States on industry-wide lending standards for the non prime customer segments. People have coined the phrase predatory lending as kind of a catchall phrase for dealing with some of these inappropriate and bad sales practices.

The fact is that there have been some bad players in the industry. Importantly, Household is taking the leadership position to implement industry wide best practices in terms of disclosures and compliance. I think that will give us a competitive advantage going forward.

Slide 29. Credit risk mitigation

An issue, a question that we frequently get asked is how well prepared are we in the case there is a US economic downturn, or in the case of rising US consumer debt burdens.

And we began preparing for that as early as late 1999. The biggest thing we did was to emphasise real estate secured lending, which has much lower loss rates than unsecured lending, such as credit cards.

And you can see from this chart that the percentage of the portfolio secured by real estate increased from 31 per cent to 46 per cent.

Also important is that of the percentage of the real estate portfolio, the amount secured by first lien position versus second lien position, also increased dramatically.

Slide 30. Credit risk mitigation

Now, we also did a number of other steps. We tightened underwriting cut-off scores and restricted initial credit lines. We reduced lending limits and tightened underwriting exceptions.

In our bank card portfolio, we substantially reduced the open-to-buy and today we would have the lowest contingent liability for unused credit lines of any of the major US issuers.

Finally, beginning in 2000, we increased our number of collectors from about 3,400 to 5,900, almost doubling the staff. So we feel very comfortable and strongly believe that our portfolio is very well positioned.

Now Douglas is going to go through an overview of the transaction and some of the financial impacts.

Douglas Flint, Group Finance Director, HSBC Holdings plc:

Slide 31. Transaction overview

Slide 32. Transaction overview

Thank you Dave.

The transaction is a simple stock-for-stock exchange with a fixed exchange ratio of 2.675 HSBC shares, or 0.535 of an HSBC ADS, for each share of Household common stock.

This gives a value for the transaction of some 14.2 billion US dollars.

The transaction is clearly accretive to EPS and we expect completion of the transaction in the first quarter of 2003 and this will be subject to regulatory approvals and shareholder approvals.

Slide 33. Pro forma impact

The important fact on this pro forma slide is the very different shapes of our balance sheets. We are clearly a very liquid organisation and Household clearly an organisation which funds itself entirely in the wholesale markets

Slide 34. Maintain substantial loss cushion

On the revenue statement, HSBC’s profit and loss account has been characterised by a low absorption level of the bad debt charge as against operating profits.

While on a pro-forma basis the bad debt charge increases significantly, reflecting Household’s business model, this is comfortably covered by the increase in operating profits.

Slide 35. Liquidity and capital remain strong

HSBC’s financial position has always been one of high liquidity and strong capital ratios and both these aspects will be maintained and indeed the transaction, the transaction on a pro forma basis, the combination, still places the combined group well within and indeed slightly less than [the average of] the peer grouping rankings for liquidity.

Our approach to liquidity and capital discipline will be maintained and on this slide the decline in Tier 1 ratio against June of 2002 is actually more to do with the effect of the pending acquisition of Bital in Mexico which is an all cash deal.

Again in respect of our liquidity we are pleased that both S&P and Moody’s have already announced that they have reaffirmed our credit ratings.

Slide 36. Summary

Let me end by recapping the main points.

We believe this is a great opportunity for us to strengthen both HSBC and Household’s businesses in a way that benefits both sets of shareholders and is consistent with HSBC’s strategic objectives. This deal brings together one of the world’s most successful deposit gatherers with one of the world’s largest generators of assets. And as the Chairman said at the beginning of our meeting, we believe that its an extremely good match.

Household brings over 50 million customers in North America and gives us nationwide coverage throughout the United States. We also welcome into the Group a talented management team which has created one of the best-in-class technology and marketing platforms in financial services.

The transaction provides further balance to HSBC’s earnings, its geographic profile, and its business and product mix.

And we believe it provides significant opportunities for cost, funding and revenue synergies.

Now that concludes the formal part of our presentation.

Slide 37. Pro Forma

Slide 38. Forward Looking Statements

Slide 39. Cautionary Statement

Please note the following slides on screen regarding the pro forma financial information, forward looking statements and the cautionary statement.

This presentation may contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe- harbour provisions of the US federal securities laws. Because these forward- looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies’ ability to control or estimate precisely, such as changes in economic and market conditions, changes in interest rates and foreign exchange rates, changes in law, governmental policy and regulation, the effects of competition, the ability of HSBC and Household to adequately identify and manage the risks they face, changes resulting from the proposed acquisition including the difficulties integrating systems, operational functions and cultures, and other risk factors detailed in HSBC’s and Household’s respective reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward- looking statements, which speak only as of the date of this announcement. Neither HSBC nor Household undertake any obligation to publicly release any revisions to these forward- looking statement to reflect events or circumstances after the date of this announcement. Investors and security holders are advised to read the prospectus regarding the business combinations transaction referenced in the announcement, when it becomes available, because it will contain important information. The HSBC prospectus will also constitute the Household proxy statement and will be filed with the Securities and Exchange Commission by both companies. Household shareholders may obtain a free copy of the proxy statement/ prospectus (when available) and other related documents filed by either company at the Commission’s website at www. sec. gov . When available, the proxy statement/ prospectus and other documents may also be obtained from HSBC by contacting HSBC, Attention Patrick McGuinness, Investor Relations and/ or Household by contacting Household, Attention Craig Streem, Investor Relations. HSBC and Household and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Household shareholders in favour of the acquisition. Information concerning the participants will be set forth in the proxy statement/ prospectus when it is filed with the Securities and Exchange Commission.

Slide 40. HSBC

ENDS